[Rainier Pacific Financial Group Letterhead]

October 13, 2009

Via Edgar and Overnight Mail

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C.  20549

Attn: Kate Tillan, Assistant Chief Accountant

Subject:                 Rainier Pacific Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008; Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-50362

Dear Ms. Tillan:

The purpose of this letter is to provide you with our response to the United States Securities and Exchange Commission’s (the “Commission”) additional review and comments (received via letter dated September 29, 2009) of Rainier Pacific Financial Group, Inc.’s (the “Company”) financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended June 30, 2009.

For ease of review, the numbered paragraphs below set forth your comments, together with the Company’s responses, and correspond to the numbered paragraphs in the September 29, 2009 comment letter.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, page 107

Note 17.  Fair Value of Financial Instruments, page 137

Fair Value – Trust Preferred CDO Securities, page 138

1.
Please refer to our prior comment 2.  We noted from your response that you have decreased your projected defaults from .75% at December 31, 2008 to .50% in 2009.  Please tell us why you decreased the default rate and how you determined the rate was appropriate.  In addition, please tell us and revise future filings, including any amendments, to disclose the impact this decrease had on your other than temporary impairment analysis.

Response:

The pooled trust preferred collateralized debt obligation (“CDO”) securities held by the Company are collateralized by trust preferred debt securities issued by over 500 banking companies and approximately 40 insurance companies (therefore the performance of these securities is closely tied to the performance of the banking industry at large).  The default variables that are used in the cash flow analyses are applied to the underlying collateral which falls into essentially four types:  (1) collateral that has already defaulted; (2) collateral that is currently deferring its interest payments under contractual rights to do so but has not defaulted; (3) collateral of specific issuers that are projected to begin deferring interest payments; (4) and defaults that are estimated to occur each year over the life of the security on all of the remaining performing collateral.  It is this fourth type of collateral to which the 0.50% default rate applies.  There were primarily three reasons that we decreased the estimated annual default rate on this collateral from 0.75% to 0.50%.

First, we reviewed historical default information for United States banks from the FDIC that indicated an average annual failure rate of only 0.31% per year (for the period 1993 through year-to-date 2009).  By comparison, the average annual rate was 2.53% during the peak time of bank failures (1988 – 1991).  Second, we reviewed the actual historical loss rates on the specific trust preferred CDO securities which we have held over the preceding seven years, which revealed an average annual default rate of only 0.37%.  Third, in an effort to reflect the current stress and heightened rate of failures being experienced in the banking industry, and concurrent with the decrease from 0.75% to 0.50% noted above, we projected an increase in the aggregate level of default across the collateral that falls into the first three types noted above (i.e., actual defaults, actual deferrals, and projected deferrals).  As of December 31, 2008, a loss given default rate of 100% was applied to 15.1% of the total collateral pool, which was increased to 22.0% at June 30, 2009.  This heavier “front-loaded” level of defaults (i.e., 6.9% more) was determined appropriate in light of the current banking environment stresses and near-term negative outlook, and also corresponded with the decision to reduce the default rate in future periods on the remaining performing collateral from 0.75% to 0.50%.  Overall, the changes in default assumptions were adequately supported and considered to be generally offsetting (i.e., immediate versus future); and therefore, did not materially impact the determination of other-than-temporary impairment for any of the Company’s trust preferred CDO securities.

2.
In this regard, please tell us whether you use .50% for every year until maturity and whether and how you considered the use of a ‘shaped’ projection (i.e., use a higher percentage in the near term with a decreasing percentage going out).

Response:

As previously noted, the trust preferred CDO securities’ collateral falls into essentially four types; collateral that has already defaulted (for which a 100% default rate is applied with a

0% recovery rate), collateral of specific issuers that are projected to begin deferring interest payments immediately (for which a 100% default rate is applied with a 15% recovery projected after two years), and defaults that are estimated to occur each year over the life of the security on all of the remaining performing collateral.  It is the fourth type (i.e., the remaining performing collateral) to which the 0.50% annual default rate is applied, and is done so for each year until maturity.  While our quarterly evaluation of the securities involves the application of default rates on the collateral of specifically identified issuers, and has the potential effect of conservatively “front-loading” a significant level of defaults, we have considered using “shaped” default projections across the collateral base.  For example, each quarter we run a series of alternate cash flow projections / net present value calculations using various sets of assumptions.  As of June 30, 2009, we ran nine such alternate scenarios which included three scenarios with “sloping” or “shaped” default rates ranging from 6% to 1% per quarter over the next four to eight quarters, and stabilizing thereafter at an annual default rate of either 0.50% or 0.25%.  These three alternate scenarios did not produce materially different other-than-temporary impairment conclusions from our adopted methodology, and we believe that our methodology better captures the current high degree of uncertainty in the banking industry.  Therefore, we have chosen to not adopt a “shaped” default projection, but to stick with our established methodology.

3.
Please provide us with some clarification with regards to Exhibit 5.  It appears that the present value of the projected cash flows increase from March 31, 2009 to June 30, 2009.  Tell us if this is correct and clarify the basis for the increase given that actual and projected defaults have increased.

Response:

The present value of the projected cash flows did increase from March 31, 2009 to June 30, 2009 as indicated in Exhibit 5 to our September 2, 2009 correspondence.  This increase occurred due to an enhancement in our process of how we project future interest payments on the securities to better reflect market expectations as of the analysis date (i.e., June 30, 2009).  Prior to the June 30, 2009 analysis, we used the current bond coupon for projecting future interest payments and assumed that interest rates did not change over the remaining term.  In the June 30, 2009 analysis, we adopted the use of the forward interest rates as embedded in the LIBOR curve.  This process produced a coupon forecast that is tied directly to market expectations of the indexed rate at the time, and produces more appropriate estimates of expected cash flows for these adjustable rate securities.  The interest payments for the March 31, 2009 analysis were also recalculated using the same approach, so the cash flow projections shown in Exhibit 5 are prepared on a comparable basis to the June 30, 2009 analysis.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 2

Statement of Operations, page 3

4.
Please refer to our prior comment 7.  Please clarify for us if you include all of your trust preferred securities in your calculation and related presentation or if you properly include only those securities for which you determined impairment was other than temporary.  See paragraph 36 of FSP 115-2.

Response:

We do not include all of our trust preferred CDO securities in the presentation in the Statements of Operations.  Rather, we only include those securities for which we have determined the impairment was other-than-temporary.

5.
We see that you present a separate section entitled ‘Impairment of Securities’ below non-interest expense.  Please revise to include this information as part of non-interest income or tell us why you believe your current presentation is consistent with the guidance in Article 9 of Regulation S-X.

Response:

We believe that there is insufficient guidance that clearly states a required presentation of other-than-temporary impairment charges on the face of the income statement, and accordingly, we chose to present this information in such a fashion that we believe provides the users of our financial statements with the greatest level of clarity regarding the effects and the material nature of the other-than-temporary impairment charges being recognized.

While Article 9 of Regulation S-X does state that “investment securities gains and losses” be disclosed separately as a component of “other income” (or commonly titled “Non-interest income”), it goes on to say under Rule 9-04 Item 13(h) that “The method followed in determining the cost of investments sold (e.g., “average cost,” “first-in, first-out,” or “identified certificate”) and related income taxes shall be disclosed.”   This clarifying language within Article 9 clearly contemplates that the amounts reported in “other income” relate to the disposition of securities, and not the recognition of impairment on securities which continue to be held.  Furthermore, due to the very nature of other-than-temporary impairment charges being one-way recognition (i.e., as credit losses, it is much more analogous to the separately reported “provision for loan losses”), they will never represent an income item.  Therefore, classifying them within the “other income” category could be misleading if users assume that they are included there because there may be the potential for offsetting future gains (i.e., income).  Based upon these factors and a desire to convey the greatest possible clarity, we concluded that the best presentation (which we also believe is consistent with the requirements set forth in Paragraphs 35 and 36 of FSP FAS 115-2 and FAS 124-2) was as a separately identified item on the face of the statement of earnings.

Rather than requiring us to revise our presentation of this information as part of non-interest income retroactively, we respectfully request that this issue be further reviewed by the Commission and specific prospective clarification be promulgated.  If a change in presentation is determined necessary by the Commission, we will certainly comply with such in future filings.

Note 6.  Federal Income Tax, page 10

6.
We see that you have a significant net deferred tax asset at June 30, 2009 and a valuation allowance of $965,000 and that you believe no further valuation allowance is necessary as of June 30, 2009.  Further we noted in your disclosure that you believe your ability to implement tax planning strategies to defer the recognition of taxable losses on your trust preferred CDO securities by holding such securities until they recover in value or mature, the ability to generate future taxable income, and the utilization of taxes paid in available carry-back periods is sufficient positive evidence to overcome the negative evidence of a cumulative loss in the most recent three year period that was caused primarily by the significant other-than-temporary impairment charges and provisions for loan losses during the past 12 months.  Given your cumulative losses and current financial situation, please provide us with your analysis of both positive and negative evidence considered in determining only a partial valuation allowance was necessary.

Response:

In addressing this comment, it should be noted that as of June 30, 2009, the Company’s cumulative three-year loss position was $27.8 million (i.e., based upon “income (loss) before federal income taxes” for 2007, 2008, and year-to-date 2009).  The primary contributing factor to this loss position was $32.0 million in cumulative other-than-temporary impairment charges on the Company’s trust preferred CDO securities that have been recognized over the immediately preceding three calendar quarters, including a $21.7 million other-than-temporary “fair value” impairment charge in the fourth quarter of 2008 prior to the adoption of FSP FAS 115-2 and FAS 124-2 under which the “credit loss” component was only $4.4 million of the $21.7 million recorded.  Adjusting for this change, the cumulative three-year loss position is actually $10.5 million, rather than $27.8 million.

As of June 30, 2009, the Company’s deferred tax assets were comprised of the following components:

SFAS 115:
$19.5 million	-	Unrealized Loss on Available-for-Sale Securities

SFAS 109:
$ 5.0 million	-	OTTI Charges on Available-For-Sale Securities
3.2 million	-	Loan Losses
1.3 million	-	Premises & Equipment Depreciation
1.0 million	-	Charitable Contributions
2.2 million	-	Miscellaneous
(0.9 million)	-	FHLB Stock Dividends (a deferred tax liability)
$11.8 million	-	Sub total

$31.3 million	-	Net Deferred Tax Assets

The deferred tax asset related to “unrealized losses on available-for-sale securities” noted in the table above relates to the $57.3 million in non-credit related “fair value” losses that have been experienced on the trust preferred CDO securities held by the Company (which are separate from the $14.7 million in cumulative OTTI “credit loss” impairment charges).  The “fair value” losses are only tax deductible upon realization, and based upon the conditions that the Company does not intend to sell, nor is it more likely than not that it will be required to sell them prior to recovery or maturity, the Company believes that this particular timing difference will reverse when the securities recover in value or mature and is not dependent upon available carry-backs or future taxable income.

With respect to the remaining $11.8 million in net deferred tax assets, the Company believed that as of June 30, 2009 the combination of its available carry-back in taxes paid of $4.7 million and its projections of future taxable income of approximately $5.0 million per year over the next three years will allow the ultimate realization of the SFAS 109 deferred tax asset components.

Among the primary negative and positive evidence considered in determining the potential to realize the Company’s deferred tax assets:

Evaluation of Negative Evidence:
•	Cumulative losses in the current year and the immediately preceding fiscal year.
•	Current business and economic conditions that could lead to further volatility in future earnings from additional other-than-temporary impairment charges or the level of loan loss provisions.

Evaluation of Positive Evidence:
•
A major portion of the Company’s deferred tax assets (i.e., $19.5 million) are comprised of non-credit related unrealized losses on investment securities holdings that are only deductible upon realization, and given that the Company does not intend to sell them, nor is it more likely than not that it will be required to sell them prior to recovery or maturity, this timing difference will reverse when the securities recover in value or mature
•
The deferred tax asset associated with the OTTI “credit losses” (i.e., $5.0 million) is based on the use of highly assumptive modeling, including estimates of future defaults.  As of June 30, 2009, actual defaults on the collateral of these securities totaled only 3.3% of the collateral, yet for determining the OTTI “credit loss” 22.0% of the collateral was projected to have defaulted.  Accordingly, a tax planning strategy available to the Company is to consider a taxable loss to have taken place only when the collateral actually defaults.  A deduction for partially worthless securities can be deferred into future years when the actual loss is known.  However, in the event actual defaults increase significantly, the benefit of this strategy will be diminished and a valuation allowance for this deferred tax asset component may become necessary.

•	The existence of taxes paid in available carry-back years, amounting to $4.7 million.
•
The Company’s core business has regularly produced earnings, and it is believed that there is a high probability of generating similar taxable income in future periods (which was estimated by the Company at approximately $5.0 million pre-tax per year).

•	The existence of future reversals of current taxable temporary differences (e.g., $190,000 related to stock-based compensation plans, up to $481,000 related to non-accrual interest, etc.).

Based on the above information, the Company concluded that it “more likely than not” will be able to realize the net deferred tax assets recorded at June 30, 2009 and that no additional valuation allowance was necessary.

7.
Please tell us and disclose in future filings the uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized.  If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A.  Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

Response:

As of this writing, we are in the process of preparing the Company’s September 30, 2009 financial statements, which will include our quarterly evaluation and determinations regarding the realization of the Company’s deferred tax assets.  Based upon the potential for further deterioration in the trust preferred CDO securities and loan portfolios, and the enhanced regulatory enforcement actions that the Company has experienced over the past month (please see the Form 8-Ks filed on September 10, 2009 and October 1, 2009 for further information regarding the regulatory enforcement actions), the uncertainties regarding the Company’s ability to fully realize its deferred tax assets are rising.  Based upon the composition of the Company’s deferred tax assets, the most significant uncertainties surrounding the realization of the deferred tax assets involve the future recovery in value of the trust preferred CDO securities and the level of future pre-tax income.  Accordingly, as requested, we will enhance the Company’s disclosures in future filings of the uncertainties and the material assumptions underlying a determination that the deferred tax assets will be realized, in full or part.  For the quarter ended September 30, 2009, the Company will establish a valuation allowance if its comprehensive quarterly analysis indicates one is necessary.

Note 9.  Fair Value, page 13

8.
We see that you present payment in kind information with regards to your trust preferred CDO securities as of June 30, 2009 as part of your table on page 16.  Based on your ‘yes’ and ‘no’ classifications, please clarify for us and investors in future filings if ‘no’ indicates you cannot capitalize interest that is not paid due to deferrals, and if so, tell us how that effects the expected interest income.

Response:

The “yes” and “no” stated in the table indicates whether or not the security was in a “payment in kind” (“PIK”) status.  In other words, a “no” simply indicates that the security is not “PIKing” and is therefore making its full interest payments without any shortfall.  A “yes” indicates that the security is either partially or fully PIKing and is therefore making interest payments that are less than 100% of the amount due, as a result of a high level of payment deferrals on the underlying collateral for that security.  In the case of a “yes” indicator, the Company is fully entitled to capitalize the amount of the shortfall in the interest payments and must do so to maintain appropriate records that will reconcile with the trustee’s reports.  However, if a security is in a “yes” PIKing status and has incurred an other-than-temporary impairment, it is the Company’s accounting policy to reverse from interest income and record the shortfall amount in a “contra par value” account.  As of June 30, 2009, the cumulative amount of interest shortfalls that were not recognized in interest income was not material at only $31,000.  We will, however, clarify our disclosures of PIK conditions and the related impact on interest income in future filings.

9.
Also, with regard to our prior comment 2, it does not appear that you have provided comprehensive disclosure in your Form 10-Q for the period ended June 30, 2009 to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  Please advise and confirm that for each individual and pooled trust preferred security with at least one rating below investment grade, you will revise future filings to disclose the following information as of the most recent period end:  deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response:

While we believe we had appropriately enhanced the Company’s disclosures in the June 30, 2009 Form 10-Q, we see the opportunity to improve the disclosures and hereby confirm that we will revise future filings to include the information noted by you and as required in Paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.

10.	Please also revise future filings to include the disclosures required by paragraph 41 and 43 of FSP 115-2.

Response:

We acknowledge your comment, and confirm that we will revise future filings to include the disclosures required by Paragraphs 41 and 43 of FSP FAS 115-2 and FAS 124-2.
In closing, we express our appreciation for your comments related to your review of the Company’s financial statements and related disclosures in our most recent Form 10-K and Form 10-Q filings.

In the event you desire further information regarding this response letter, please feel free to contact John A. Hall (President/CEO and Interim CFO) at 253-926-4007, or L. Calyn Miller (Vice President/Controller) at 253-926-4015.

Sincerely,

/s/ John A. Hall
John A. Hall
President/CEO and Interim CFO

cc:           Julie Sherman, Staff Accountant, SEC
Martin James, Senior Assistant Chief Accountant, SEC
John F. Breyer, Jr., Special Legal Counsel, Breyer & Associates PC
Travis G. Smith, Partner, Moss Adams LLP